Exhibit 99.1

Lilium Announces Capital Raise for Up to $250 Million, with $100 Million Funded at Close

Allows development of the Lilium Jet to continue at full pace towards 2025 certification

MUNICH, Germany, May 2, 2023: Lilium N.V. (“Lilium” or the “Company”) (NASDAQ: LILM), developer of the first all-electric vertical take-off and landing jet, today announced a capital raise for up to $250 million, with $100 million funded at close. A Form 6-K has been filed by the Company with the Securities and Exchange Commission on May 1, 2023.

This capital raise enables Lilium to continue the development of its Lilium Jet at full pace and would cover most of the estimated capital required to achieve first manned flight of the type-conforming aircraft.

Once this development milestone is achieved, which is planned for the second half of 2024, Lilium expects to benefit from the contribution of substantial pre-delivery payments (PDPs) which will help fund its subsequent capital requirements.

Lilium CEO Klaus Roewe stated, “The capital raise announced today marks an important development in our ongoing mission to revolutionize the aviation industry. With this financing, we are excited to continue our development program at full pace. We remain in multiple constructive discussions with existing and potential new investors. We hope to announce further updates soon.”

Additional Business Updates

Lilium’s most recent Shareholder Letter, published on March 28, 2023, highlighted its continued achievements towards important milestones, including a successful high-speed Phoenix demonstrator flight, continued commercial momentum, confirmation of the Lilium Jet’s battery technology, certification progress and advances in our supply chain, all of which are accelerating the Company towards the start of production of the first type-conforming aircraft.

Contact Information for Media:

Meredith Bell, Vice President, External Communications

+41 79 432 57 79

press@lilium.com

Contact Information for Investors:

Folke Rauscher

Head of Investor Relations

investors@lilium.com

About Lilium

Lilium (NASDAQ: LILM) is creating a sustainable and accessible mode of high-speed, regional transportation for people and goods. Using the Lilium Jet, an all-electric vertical take-off and landing jet, offering leading capacity, low noise, and high performance with zero operating emissions, Lilium is accelerating the decarbonization of air travel. Working with aerospace, technology, and infrastructure leaders, and with planned launch networks announced in Germany, the United States, Brazil and the United Kingdom, Lilium’s 800+ strong team includes approximately 450 aerospace engineers and a leadership team responsible for delivering some of the most successful aircraft in aviation history. Founded in 2015, Lilium’s headquarters and manufacturing facilities are in Munich, Germany, with teams based across Europe and the U.S. To learn more, visit www.lilium.com.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws, including, but not limited to, the use of proceeds of the capital raise described herein and future commercial and operational achievements. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections, and other statements about future events that are based on management’s current expectations with respect to future events and are based on assumptions and subject to risk and uncertainties and subject to change at any time. Actual events or results may differ materially from those contained in the projections or forward-looking statements. Factors that could cause actual future events to differ materially from the forward-looking statements in this press release include those discussed in Lilium’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including in the section titled “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2022 on file with the SEC, all of which are available at www.sec.gov. Forward-looking statements speak only as of the date they are made. You are cautioned not to put undue reliance on forward-looking statements, and the Company assumes no obligation to, and does not intend to, update, or revise these forward-looking statements, whether as a result of new information, future events or otherwise.